UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fiberstars, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

315662106

(CUSIP Number)

December 31, 2003

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name: Trigran Investments L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 772,183

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 772,183

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,183

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.8% (based on 6,021,437 shares issued and outstanding as of October 31, 2003, as reported in Fiberstars, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2003)

12.	TYPE OF REPORTING PERSON* PN

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name: Trigran Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 772,183

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 772,183

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,183

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.8% (based on 6,021,437 shares issued and outstanding as of October 31, 2003, as reported in Fiberstars, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2003)

12.	TYPE OF REPORTING PERSON* CO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name: Douglas Granat

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 772,183

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 772,183

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,183

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.8% (based on 6,021,437 shares issued and outstanding as of October 31, 2003, as reported in Fiberstars, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2003)

12.	TYPE OF REPORTING PERSON* IN

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name: Lawrence A. Oberman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 772,183

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 772,183

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,183

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.8% (based on 6,021,437 shares issued and outstanding as of October 31, 2003, as reported in Fiberstars, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2003)

12.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 315662106	13G	Page 6 of 9 Pages

Item 1 (a)	Name of Issuer: Fiberstars, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

44259 Nobel Drive Fremont, CA 94538

Item 2 (a)	Name of Person Filing:
Trigran Investments L.P. Trigran Investments Inc. Douglas Granat Lawrence A. Oberman

(b)	Address of Principal Business Office:
3201 Old Glenview Road, Suite 235 Wilmette, Illinois 60091

(c)	Citizenship:
Trigran Investments L.P. - Illinois Trigran Investments Inc. - Illinois Douglas Granat - USA Lawrence A. Oberman - USA

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:
315662106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act;
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 315662106	13G	Page 7 of 9 Pages

(g)	☐		A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4 Ownership:

(a)	Amount beneficially owned:

	Trigran Investments L.P.	-	772,183 (1)
	Trigran Investments Inc.	-	772,183 (1)
	Douglas Granat	-	772,183 (1)
	Lawrence A. Oberman	-	772,183 (1)

(b)	Percent of Class:

	Trigran Investments L.P.	-	12.8%
	Trigran Investments Inc.	-	12.8%
	Douglas Granat	-	12.8%
	Lawrence A. Oberman	-	12.8%

Each based on 6,021,437 shares issued and outstanding as of October 31, 2003, as reported in Fiberstars, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2003.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	Trigran Investments L.P.	-	0
	Trigran Investments Inc.	-	0
	Douglas Granat	-	0
	Lawrence A. Oberman	-	0

(ii)	shared power to vote or to direct the vote:

	Trigran Investments L.P.	-	772,183 (1)
	Trigran Investments Inc.	-	772,183 (1)
	Douglas Granat	-	772,183 (1)
	Lawrence A. Oberman	-	772,183 (1)

CUSIP NO. 315662106	13G	Page 8 of 9 Pages

	(iii)	sole power to dispose or to direct the disposition of:

		Trigran Investments L.P.	-	0
		Trigran Investments Inc.	-	0
		Douglas Granat	-	0
		Lawrence A. Oberman	-	0

	(iv)	shared power to dispose or to direct the disposition of:

		Trigran Investments L.P.	-	772,183 (1)
		Trigran Investments Inc.	-	772,183 (1)
		Douglas Granat	-	772,183 (1)
		Lawrence A. Oberman	-	772,183 (1)

(1)           Trigran Investments Inc. is the general partner of Trigran Investments L.P.   Douglas Granat and Lawrence A. Oberman are the controlling shareholders and sole directors of Trigran Investments Inc.  Includes 58,462 shares of common stock issuable upon exercise of warrants to purchase Fiberstars, Inc. common stock, which are immediately exercisable.

Item 5 Ownership of Five Percent or Less of a Class:
		Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
		Not Applicable.

Item 7		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
		Not Applicable.

Item 8 Identification and Classification of Members of the Group:
		Not Applicable.

Item 9 Notice of Dissolution of Group:
		Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 315662106	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February, 2004.

TRIGRAN INVESTMENTS L.P.

By: TRIGRAN INVESTMENTS INC.
its general partner

	By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

TRIGRAN INVESTMENTS INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat